Exhibit 99.1

Ming Shing Group Holdings Limited Announces Board Leadership Changes and Appointment of Mr. Zhijun Pan as Chairman of the Board

Hong Kong, May 27, 2026 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong-based company mainly engaged in wet trades works, today announced certain changes to its board of directors and senior management.

The Company announced that Mr. Weijin Li has resigned from his positions as Chairman of the Board, Chief Executive Officer and Director of the Company, effective May 27, 2026. Mr. Li indicated that his resignation was for personal reasons and was not due to any disagreement with the Company. The Board expresses its sincere appreciation to Mr. Li for his leadership, service and contribution to the Company during his tenure.

Following Mr. Li’s resignation, the Board has approved the re-designation of Mr. Han Yan as Chief Executive Officer of the Company, effective May 27, 2026.

The Board has also approved the appointment of Mr. Zhijun Pan as Chairman of the Board and Director of the Company, effective May 27, 2026. Mr. Pan has over 17 years of experience in business management. Since 2008, Mr. Pan has served as the chairman and president of Anhui Yuhang Paimeng Health Technology Co., Ltd. Since May 2026, Mr. Pan has also served as a director of PMA Nano Carbon Technology Pte. Ltd., a company within the PMA group referred to in the Company’s recently announced proposed acquisition transaction. Mr. Pan obtained an executive master of business administration from Nanjing University and an executive master of business administration from Cheung Kong Graduate School of Business.

As previously announced, Ming Shing has entered into a stock purchase agreement for the proposed acquisition of the entire issued share capital of PMA Nano Carbon Tech Limited, an exempted limited company incorporated under the laws of the British Virgin Islands. PMA Nano Carbon Tech Limited holds the entire issued share capital of PMA Nano Carbon Technology Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore. The proposed acquisition remains subject to certain conditions, and there can be no assurance that the transaction will be completed or completed within the expected timeframe.

The Company believes that Mr. Pan’s business management experience and familiarity with PMA Nano Carbon Technology Pte. Ltd. will support the Company’s strategic development following the proposed acquisition. The Company expects that Mr. Pan, as Chairman of the Board, will provide leadership and strategic guidance as the Company continues to pursue its business development initiatives and long-term growth objectives.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong, the Company strives to provide quality services that comply with its customers’ quality standards, requirements and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify many, but not all, of these statements by the use of words such as “believe,” “expect,” “intend,” “plan,” “may,” “will,” “would,” “should,” “potential,” “continue,” “seek,” “anticipate,” “estimate” or similar expressions.

Forward-looking statements in this press release include, without limitation, statements regarding the proposed acquisition of PMA Nano Carbon Tech Limited, the expected benefits of the appointment of Mr. Pan as Chairman of the Board and Director, the Company’s strategic development, and the Company’s long-term growth objectives. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure investors that such expectations will prove to be correct. Actual results may differ materially from those anticipated in such forward-looking statements as a result of various factors, including those described in the Company’s registration statements, annual reports and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Ming Shing Group Holdings Limited
Investor Relations Department
Email: ir@ms100.com.hk